SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                         TANNER'S RESTAURANT GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   417905 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Samuel M. Krieger, Esq., Suite 1440, 39 Broadway, New York, New York 10006
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 10, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 417905 10 6             SCHEDULE 13D                Page 2 of 16 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      REARDEN TRUST ("Reporting Entity")
      EIN No. 58-6409375

      OSCAR A. BRITO  ("Brito")
      EIN No.

      SANDRO GRIMALDI ("Grimaldi")
      EIN No.

      CACHE CAPITAL (USA) L.P. ("Cache")
      SS No.      58-2344564

      DOMINION CAPITAL FUND LIMITED ("Dominion")
      SS No.

      SOVEREIGN PARTNERS L.P. ("Sovereign")
      SS No.06-1434368

      FETU HOLDINGS LIMITED ("Fetu")
      SS No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Reporting Entity:          Isle of Man
      Brito:                     Venezuela
      Grimaldi:                  Venezuela
      Cache:                     Delaware
      Dominion:                  Bahamas
      Sovereign:                 Delaware
      Fetu:                      Canada
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        SEE ITEM 5 BELOW

                        Reporting Entity:          4,854,803
                        Brito:                       988,780
                        Grimaldi:                  1,005,560
                        Cache:                     1,007,792
                        Dominion:                  1,299,269
                        Sovereign:                 1,446,324
                        Fetu:                      2,275,852
                        If a Group, total:        12,878,380
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               SEE ITEM 5 BELOW
    WITH
                        Reporting Entity:          4,854,803
                        Brito:                       988,780
                        Grimaldi:                  1,005,560
                        Cache:                     1,007,792
                        Dominion:                  1,299,269
                        Sovereign:                 1,446,324
                        Fetu:                      2,275,852
                        If a Group, total:        12,878,380
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5 BELOW

      Reporting Entity:         4,854,803
      Brito:                      988,780
      Grimaldi:                 1,005,560
      Cache:                    1,007,792
      Dominion:                 1,299,269
      Sovereign:                1,446,324
      Fetu:                     2,275,852
      If a Group, total:       12,878,380
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      SEE ITEM 5 BELOW

      Reporting Entity:          20.4%
      Brito:                     4.15%
      Grimaldi:                  4.22%
      Cache:                     4.23%
      Dominion:                  4.99%
      Sovereign:                 4.99%
      Fetu:                      9.55%
      If a Group, total:         52.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      Reporting Entity:          CO
      Brito:                     IN
      Grimaldi:                  IN
      Cache:                     PN
      Dominion:                  CO
      Sovereign:                 PN
      Fetu:                      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 16 Pages

ITEM 1.   Security and Issuer

                   Common Stock, $.01 par value
                   TANNER'S RESTAURANT GROUP, INC.
                   (Formally known as Harvest Restaurant Group, Inc.) 5500 Oakbrook Parkway, Suite 260
                   Norcross, Georgia 30093

ITEM 2.   Identity and background:

          1.       Reporting Entity
          a.       Rearden Trust.
          b. c/o City Trust Limited, 3 Floor Murdoch House, South Quay, Douglas, Isle of Man IM 15AS, British Isles
          c.       Principal Business: Investment Holdings
          d.       None
          e.       None

          Name of Executive Officers and Principal Members of Reporting Entity

          a.       City Trust Limited
          b. 3 Floor Murdoch House, South Quay, Douglas, Isle of Man IM 15AS, British Isles
          c. Principal Business: Trust Company, including provision of administration
          d.       None
          e.       None
          f.       State of Organization: Isle or Man

          a.       Andrew Thomas
          b. 3 Floor Murdoch House, South Quay, Douglas, Isle of Man IM 15AS, British Isles
          c.       Director
          d.       None
          e.       None
          f.       United Kingdom

          a.       Lisa Jude
          b. 3 Floor Murdoch House, South Quay, Douglas, Isle of Man IM 15AS, British Isles
          c.       Director
          d.       None
          e.       None
          f.       United Kingdom

                                                              Page 4 of 16 Pages

          a.       Rodney Margot
          b. 3 Floor Murdoch House, South Quay, Douglas, Isle of Man IM 15AS, British Isles
          c.       Director
          d.       None
          e.       None
          f.       United Kingdom

          2.       Brito

          a.       Oscar A.Brito
          b.       Suite 2B Y 2C
                   2nd Floor, Alliance Securities
                   Guaicaipuro Street
                   El Rosa, Caracas
          c.       Fund Manager
          d.       None
          e.       None
          f.       Venezuela

          3.       Grimaldi

          a.       Sandro Grimaldi
          b.       Suite 2B Y 2C
                   2nd Floor, Alliance Securities
                   Guaicaipuro Street
                   El Rosa, Caracas
          c.       Retired Investor
          d.       None
          e.       None
          f.       Venezuela

          4.       Cache

          a.       Cache Capital (USA.) L.P.
          b.       Suite 500
                   3343 Peachtree Road
                   Atlanta, GA 30326
          c.       Principal Business: Investments
          d.       None
          e.       None

          Name of Executive Officers and Principal Members of Cache
          a.       Joseph C. Canouse
          b.       Suite 500

                                                              Page 5 of 16 Pages

                   3343 Peachtree Road
                   Atlanta, GA 30326
          c.       Manager
          d.       None
          e.       None
          f.       USA

          5.       Dominion

          a.       Dominion Capital Fund Limited
          b.       C/o Citco Fund Services Ltd.
                   Bahamas Financial Center
                   Shirley & Charlotte Streets
                   P.O. Box 13146
                   Nassau, Bahamas
          c.       Principal Business: Investments
          d.       None
          e.       None

          Name of Executive Officers and Principal Members of Dominion

          a.       Navigator Management Limited
          b.       Citco Fund Services, Bahamas Financial Center
                   Shirley & Charlotte Streets
                   P.O. Box CB 13146
                   Nassau, Bahamas
          c.       Sole director and President of Investment Manager:
          d.       None
          e.       None
          f.       British Virgin Islands

          a.       David Sims
          b.       Harbour House, Waterfront Drive
                   P.O. Box 972
                   Road Town, Tortola, British Virgin Islands
          c.       Investments
          d.       None
          e.       None
          f.       United Kingdom

                                                              Page 6 of 16 Pages

          6.       Sovereign

          a.       Sovereign Partners LP
          b. c/o Southridge Capital Management LLC, General Partner 90 Grove Street
                   Suite #01
                   Ridgefield, CT 06877
          c.       State of Organization: Delaware
                   Principal Business: Investments
          d.       None
          e.       None

          Name of Executive Officers and Principal Members of Sovereign

          a.       Southridge Capital Management LLC
          b.       90 Grove Street
                   Suite #01
                   Ridgefield, CT 06877
          c.       General Partner
          d.       None
          e.       None
          f.       Delaware

          a.       Stephen Hicks
          b.       90 Grove Street
                   Suite #01
                   Ridgefield, CT 06877
          c.       Investments
          d.       None
          e.       None
          f.       Canada

          a.       Daniel Pickett
          b.       90 Grove Street
                   Suite #01
                   Ridgefield, CT 06877
          c.       Inverstor
          d.       None
          e.       None
          f.       USA

                                                              Page 7 of 16 Pages

          7.       Fetu

          a.       Fetu Holdings Ltd.
          b.       C/O Thomson Kernaghan & Co. Limited
                   10th Floor, 365 Bay Street
                   Toronto, Ontario M5H 2V2
          c.       Principal Business: Investments
          d.       None
          e.       None

          Name of Executive Officers and Principal Members of Fetu
          a.       Mark Valentine
          b.       10th Floor, 365 Bay Street
                   Toronto, Ontario M5H 2V2
          c..      Manager
          d.       None
          e.       None
          f.       Canadian

ITEM 3.   Source and Amount of Funds or Other Consideration

          Source: Working capital of Reporting Entity and other members of Group
          Amount:
                  With the exception of Reporting Entity and Fetu the other members of the Group acquired $6,753,625 in liquidation value of Series D Convertible preferred stock of the Issuer and have, to the date of this Schedule 13D, converted certain of such shares into5,060,363 shares of Common Stock of the Issuer. (See Item 5 below) Reporting Entity and Fetu acquired 7,130,655 shares in a private transaction.

ITEM 4.   Purpose of Transaction

            The Shares deemed to be beneficially owned by the Reporting Entity and each of the other persons named in Item 5 as owning shares of the Issuer were originally acquired for, and were being held individually for, investment purposes. As of May 11, 2000, however, the Reporting Entity and each of the other persons named in Item 5 (collectively, the "Group") have determined to act together solely to seek a change in the current board of directors or management of the Issuer. The Group has moved to elect by written consent, two members of the Board of Directors.

ITEM 5.   Interest in Securities of Issuer

                                                              Page 8 of 16 Pages

            a.&b. All of the information given below is as of May 10, 2000. Percentages are based on 23,816,578 shares of Common Stock outstanding as of May 10, 2000.

            Each of the following persons is deemed to be the beneficial owner of the number of shares of Common Stock, par value $.01, of the Issuer, indicated below. Each such person is deemed to beneficially own the percentage of the outstanding shares indicated below. Each such person has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares that it is deemed to beneficially own.

                         Liquidation
Name                     Value              Shares             Warrants(1)        Total          Per Cent(3)
----                     -----              ------             -----------        -----          -----------
Reporting Entity                            4,854,803                            4,854,803         20.4%

Brito                    $  177,050           962,780            26,000            988,780         4.15%

Grimaldi                 $  176,650           979,560            26,000          1,005,560         4.22%

Cache                    $  101,275           995,292            12,500          1,007,792         4.23%

Sovereign                $4,311,675         1,011,024           435,300          1,446,324         4.99%

Dominion                 $1,810,275         1,111,707           187,562          1,299,269         4.99%

Fetu                                        2,275,852                            2,275,852         9.55%

If a group, Total        $6,576,925        12,191,018           687,362         12,878,380         52.5%

----------
(1) The relevant Agreements with respect to Sovereign and Dominion contain a limitation on the beneficial ownership in excess of 4.99% of the outstanding Common Stock at any one time.

       Each of the Reporting Entity and each of such other persons expressly disclaims any beneficial interest in the shares held by any of the other entities or persons named above (including, where relevant, the Reporting Entity) and has no right to direct the voting or disposition of such shares. Except for the purposes set forth in Item 4, they each disclaim being part of a group.

            Neither the Reporting Entity nor any of the other persons named above has sold any shares of Common Stock of the Issuer.

            d. N/A

                                                              Page 9 of 16 Pages

            e. N/A

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None

ITEM 7.   Material to be filed as Exhibits

                                                             Page 10 of 16 Pages

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2000                             REARDEN  TRUST
-----------------------
[Date]

                                         By: s/Andrew Thomas
                                             -----------------------------------
                                         Title: Director, City Trust Limited
                                                --------------------------------
                                                Trustee- The Rearden Trust

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

                                                             Page 11 of 16 Pages

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2000                                      OSCAR A. BRITO
-------------------
[Date]
                                                  By: s/Oscar Brito
                                                      --------------------------

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

                                                             Page 12 of 16 Pages

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2000                                  SANDRO GRIMALDI
-------------------
[Date]
                                              By: s/Sandro Grimaldi
                                                  ------------------------------

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

                                                             Page 13 of 16 Pages

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2000                            CACHE CAPITAL (USA) LP
-----------------------
[Date]
                                        By: s/Joseph C. Canouse
                                            -----------------------------
                                        Title: Manager
                                               --------------------------

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

                                                             Page 14 of 16 Pages

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2000                             DOMINION CAPITAL FUND LIMITED
-----------------------
[Date]
                                         By: s/David Sims
                                             --------------------------------
                                         Title: Director
                                                -----------------------------

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

                                                             Page 15 of 16 Pages

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2000
------------------------
[Date]                                 SOVEREIGN PARTNERS LP


                                       By: s/ Stephen Hicks
                                           -------------------------------
                                       Title: President
                                              ----------------------------

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

                                                             Page 16 of 16 Pages

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2000                             FETU HOLDINGS LIMITED
---------------------
[Date]
                                         By: s/Mark Valentine.
                                             -------------------------------
                                         Title: President
                                                ----------------------------

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.